UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-39290
CUSIP NUMBER 97382D 501

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Akari Therapeutics, Plc

Full Name of Registrant

N/A

Former Name if Applicable

22 Boston Wharf Road FL 7

Address of Principal Executive Office (Street and Number)

Boston, MA 02210

City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or

the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly report on Form 10-Q for the period ended June 30, 2024 (“Quarterly Report”) of Akari Therapeutics, Plc (the “Company”) could not be filed on schedule due to additional time required for the Company to prepare and compile its financial information. The Company expects to be in a position to file the Quarterly Report on or before August 19, 2024, the prescribed due date under the five calendar day extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Samir R. Patel, M.D.	(929)	274-7510
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There have been significant developments in the Company’s business and operations including, without limitation, reductions in force, departures of key personnel, pipeline prioritization, merger-related activities, and other changes to the Company’s financial condition, including its available liquidity and capital resources. These changes, among other things, are expected to cause the Company’s results of operations for the three- and six- month periods ended June 30, 2024, which will be described in further detail in the Form 10-Q, to include significant changes when compared to the results of operations of the Company as provided in the Company’s Current Report on Form 6-K for the six-month period ended June 30, 2023. However, due to the continuing preparation of the condensed consolidated financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the three and six months ended June 30, 2024.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms “intends,” “anticipates,” “expects,” “estimates,” “believes” and similar expressions, as they relate to the Company or our management, are intended to identify such forward-looking statements.

Forward-looking statements in this Form 12b-25 or hereafter, including in other publicly available documents filed with the Securities and Exchange Commission (the “SEC”), reports to the stockholders of the Company and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, the risks set forth herein and in such other documents filed with the SEC, each of which could adversely affect the Company’s business and the accuracy of the forward-looking statements contained herein. The Company’s actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

Akari Therapeutics, Plc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2024	By	/s/ Samir R. Patel, M.D.

Name: Samir R. Patel, M.D.

Title: Interim President and Chief Executive Officer